UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

The following discussion of Azul’s recent results should be read in conjunction with our annual report on Form 20-F for the fiscal year ended December 31, 2017, as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 27, 2018 (which we refer to as the 2017 Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the 2017 Form 20-F and with the unaudited condensed consolidated interim financial statements of Azul included in this report beginning on page 1.  In this document, “Azul,” the “Company,” “we,” “us” and “our” refer to Azul S.A., a sociedade por ações incorporated under the laws of Brazil, and its subsidiaries on a consolidated basis, unless the context requires otherwise.

This report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of Azul S.A. (No. 333-225849).

SELECTED FINANCIAL DATA

The selected financial data for the three month periods ended March 31, 2018 and 2017 are derived from our unaudited interim condensed consolidated financial statements included as exhibit 99.1 in this report, which were prepared in accordance with IAS 34—Interim Financial Reporting, as issued by the International Accounting Standards Board — IASB, and to which we refer in this report as our interim financial statements.

	For the Three Months Ended March 31,		Percent
	2018	2017	Change
	(in thousands of reais) (Unaudited)
Operating revenue:
Passenger revenue	2,111,803	1,600,477	31.9%
Other revenue	101,597	273,316	-62.8%
Total operating revenue	2,213,400	1,873,793	18.1%
Operating expenses:
Aircraft fuel	577,240	465,725	23.9%
Salaries, wages and benefits	333,770	290,008	15.1%
Aircraft and other rent	327,080	280,429	16.6%
Landing fees	144,914	114,975	26.0%
Traffic and customer servicing	98,092	84,160	16.6%
Sales and marketing	84,384	69,686	21.1%
Maintenance materials and repairs	123,303	146,030	-15.6%
Depreciation and amortization	81,168	76,593	6.0%
Other operating expenses	167,523	140,975	18.8%
	1,937,474	1,668,581	16.1%

Operating income	275,926	205,212	34.5%
Financial result:
Financial income	12,447	8,067	54.3%
Financial expense	(89,436)	(139,347)	-35.8%
Derivative financial instruments	13,498	(52,195)	-125.9%
Foreign currency exchange	(215)	27,010	-100.8%
	(63,706)	(156,465)	-59.3%

Result from related party transactions, net	57,865	11,751	392.4%

Net income before income tax and social contribution	270,085	60,498	346.4%

Income tax and social contribution	(1,324)	8,466	-115.6%
Deferred income tax and social contribution	(58,216)	(13,667)	326.0%
Net income for the period	210,545	55,297	280.8%

Basic income (loss) per common share(1)—R$	0.01	0.00
Diluted income (loss) per common share(1)—R$	0.01	0.00

(1)         Reflects a conversion ratio of 75.0 common shares to 1.0 preferred share.

Critical Accounting Policies and Estimates

Recently Adopted Accounting Standard

On January 1, 2018 we applied for the first time certain accounting standards and amendments which were effective for annual periods beginning on or after January 1, 2018, including IFRS 9 - Financial instruments, which superseded IAS 39 - Financial Instruments, and IFRS 15 Revenue from Contracts with Customers. For more information on recently adopted standards, please refer to note 3.3 of our interim financial statements. The Company has opted not to present comparative information showing retroactively the results from the adoption of the new standards.

The adoption of the IFRS 15 impacted the classification and timing of recognition of certain ancillary revenue streams such as bags, upgrades, itinerary changes and other air travel-related fees, since they are now deemed part of the single performance obligation of providing passenger transportation. These ancillary items are now recognized in passenger revenue while non-passenger related items including cargo, travel packages, and revenue from aircraft subleases continue to be recognized in other revenue.

Principal Components of Our Results of Operations

The components of our results of operations are as described in our 2017 Form 20-F.

Comparison of the Three Months Ended March 31, 2018 to the Three Months Ended March 31, 2017

Operating Income

We reported an operating income of R$275.9 million for the three months ended March 31, 2018, a R$70.7 million increase compared to the same period in 2017 corresponding to an improved operating margin, from 11.0% in the three months ended March 31, 2017 to 12.5% in the same period in 2018.  This result was mostly driven by (i) a 18.1% increase in total operating revenue resulting from 5.2% increase in total revenue per ASK or RASK, and (ii) an increase in capacity in terms of ASKs of 12.2% mostly due to the introduction of next generation A320neo aircraft, which are more fuel efficient and have a lower CASK, partially offset by a 15.1% increase in fuel prices.  For the definitions of “ASK”, “RASK” and “CASK,” please refer to “Glossary of Airline and Other Terms” found in our 2017 Annual Report.

We reported net income of R$210.5 million in the three months ended March 31, 2018 compared to a net income of R$55.3 million for the same period in 2017, reflecting a R$155.2 million increase.

The table below sets forth the breakdown of our operating revenues and expenses on a per ASK basis for the periods indicated:

	For the Three Months Ended March 31,		Percent
	2018	2017	Change
	(per ASK in R$ cents)
Operating revenue:
Passenger revenue	29.47	25.07	17.6%
Other revenue	1.42	4.28	-66.9%
Total operating revenues	30.89	29.35	5.2%
Operating expenses:
Aircraft fuel	8.06	7.30	10.4%
Salaries, wages and benefits	4.66	4.54	2.5%
Aircraft and other rent	4.56	4.39	3.9%
Landing fees	2.02	1.80	12.3%
Traffic and customer servicing	1.37	1.32	3.8%
Sales and marketing	1.18	1.09	7.9%
Maintenance materials and repairs	1.72	2.29	-24.8%
Depreciation and amortization	1.13	1.20	-5.6%
Other operating expenses	2.34	2.21	5.9%
Total operating expenses	27.04	26.14	3.9%

Operating Revenue

Operating revenue increased 18.1%, or R$339.6 million, from R$1,873.8 million in the three months ended March 31, 2017 to R$2,213.4 million in the three months ended March 31, 2018, primarily due to (i) an increase of 12.2% of ASKs and (ii) an increase of 5.2% in total revenue per ASK as a result of a stronger demand environment.

Passenger Revenue

Passenger revenue increased 31.9%, or R$511.3 million from R$1,600.5 million in the three months ended March 31, 2017 to R$2,111.8 million in the same period of 2018 mainly due to the adoption of IFRS 15 accounting standard, which became effective on January, 2018 (see notes 3.2 and 3.3 to our interim financial statements) reflecting a R$155.2 million increase due to the reclassification of certain revenue streams. If IFRS 15 were previously adopted for the three months ended March 31, 2017,  passenger revenue would have increased 18.0% mostly driven by (i) a 13.4% increase of of RPKs reflecting a 12.2% increase in ASK’s and (ii) a 5.1% improvement in PRASK due to better market conditions resulting in higher load factors and an increase in yields.

Other Revenue

Other revenue decreased 62.8%, or R$171.7 million, from R$273.3 million in the three months ended March 31, 2017 to R$101.6 million in the same period in 2018 mainly due to adoption of IFRS 15 accounting standard, which became effective on January, 2018 (see notes 3.2 and 3.3 to our interim financial statements). If IFRS 15 were applied for the three months ended March 31, 2017, on a hypothetical basis, other revenue would have increased 14.8% mainly due to a  61% increase in cargo revenue partially offset by a decrease in aircraft sublease revenue from R$29.5 million in the three months ended March 31, 2017 to R$25.0 million in the same period in 2018.

The table below presents our passenger revenues and selected operating data for the periods indicated:

	For the Three Months Ended March 31,		Percent
	2018	2017	Change
Passenger revenues (in millions of reais)	2,112	1,600	31.9%
Available seat kilometers (ASKs) (millions)	7,166	6,384	12.2%
Load factor (%)	82.2%	81.4%	0.8	p.p.
Passenger revenue per ASK (cents) (PRASK)	29.47	25.07	17.6%
Operating revenue per ASK (cents) (RASK)	30.89	29.35	5.2%
Yield per passenger kilometer (cents)	35.85	30.80	16.4%
Number of departures	64,164	68,100	-5.8%
Block hours	105,829	106,096	-0.3%

The table below presents our passenger revenues and other revenue for the three months ended March 31, 2018 and for the three months ended March 31, 2017 on a hypothetical basis, demonstrating the impact of IFRS 15 on our earlier revenue results:

	For the Three Months Ended March 31,		Percent
	2018	2017 (1)	Change
	(in thousands of reais)
Total passenger revenue	2,111,803	1,789,855	18.0%
Other revenue	101,597	88,496	14.8%
Total revenue	2,213,400	1,878,350	17.8%

(1)   Unaudited management number intended to demonstrate effects of IFRS 15 on hypothetical basis.

Operating Expenses

Operating expenses increased 16.1%, or R$268.9 million, from R$1,668.6 million in the three months ended March 31, 2017 to R$1,937.5 million in the three months ended March 31, 2018 mainly due to (i) a 23.9% increase in aircraft fuel expenses, (ii) a 15.1%  increase in salaries, wages and benefit expenses, and (iii) a 16.6% increase in aircraft and other rent. This increase was partially offset by (i) a 15.6% reduction in maintenance, materials and repairs expenses, and (ii) the introduction of next generation aircraft to our fleet, which have a lower CASK and are more fuel efficient.

Aircraft fuel.  Aircraft fuel expenses increased 23.9%, or R$111.5 million, in the three months ended March 31, 2018 compared to the same period in 2017, mainly as a result of (i) a 15.1% increase in jet fuel prices from an average of R$1.96 per liter in the three months ended March 31, 2017 to R$2.25 per liter in the three months ended March 31, 2018, and (ii) a 12.2% increase in ASKs.  In comparison, on a per ASK basis, aircraft fuel increased by 10.4% due to the reasons above partially offset by the introduction of more fuel efficient A320neos.

Salaries, wages and benefits.  Salaries, wages and benefits increased 15.1%, or R$43.8 million, in the three months ended March 31, 2018 compared to the same period in 2017, due to (i) a 5.5% increase in the number of crewmembers from 10,465 as of March 31, 2017 to 11,038 as of March 31, 2018, primarily as a result of the introduction of the A320neo to our fleet, and (ii) a 2.5% increase in salaries as a result of collective bargaining agreements applicable to all airline employees in Brazil in 2018. Salaries, wages and benefits per ASK increased 2.5%.

Aircraft and other rent.  Aircraft and other rent increased 16.6%, or R$46.7 million, in the three months ended March 31, 2018 compared to the same period in 2017, principally due to (i) an increase in the number of aircraft under operating leases in the three months ended March 31, 2018 to 120 as of March 31, 2018 compared to 105 as of March 31, 2017and (ii) the 3.2% average depreciation of the Brazilian real against the U.S. dollar in the three months ended March 31, 2018 compared to 2017.  Aircraft and other rent per ASK increased 3.9% mostly due to the introduction of A320neos replacing smaller aircraft with fewer seats.

Landing fees.  Landing fees increased 26.0%, or R$29.9 million, in the three months ended March 31, 2018 compared to the same period in 2017 primarily due to an increase in international departures, which have higher landing fees partially offset by a decrease in the number of domestic departures.  Landing fees per ASK increased 12.3%.

Traffic and customer servicing.  Traffic and customer servicing expense increased 16.6%, or R$13.9 million, in the three months ended March 31, 2018 compared to the same period in 2017 primarily due to an increase in international flights, which have higher catering expenses than domestic flights. On a per ASK basis, traffic and customer servicing expense increased 3.8%.

Sales and marketing.  Sales and marketing expenses increased 21.1%, or R$14.7 million, in the three months ended March 31, 2018 compared to the same period in 2017 primarily due to (i) a 18.1% growth in total operating revenues, which results in higher credit card processing fees expenses and commissions paid to travel agencies; (ii) a higher number of international flights, which have higher distribution costs; and (iii) an increase in cargo commissions as a result of the 61% increase in cargo revenue.  Sales and marketing per ASK increased 7.9% as a result of the 12.2% increase in capacity.

Maintenance, materials and repairs.  Maintenance, materials and repairs decreased 15.6%, or R$22.7 million, in the three months ended March 31, 2018 compared to the same period in 2017 primarily due to (i) more favorable pricing conditions negotiated with suppliers, (ii) a higher investment in spare parts, and (iii) insourcing of certain maintenance activities.  Maintenance, materials and repairs per ASK decreased 24.8% mostly due to the 12.2% increase in ASKs.

Depreciation and amortization.  Depreciation and amortization increased 6.0%, or R$4.6 million, in the three months ended March 31, 2018 compared to the same period in 2017 primarily due to an increase in the capitalization of engine overhaul events for aircraft under finance leases.  Depreciation and amortization per ASK decreased 5.6% mainly due to the 12.2% increase in ASKs.

Other operating expenses.  Other operating expenses increased 18.8%, or R$26.5 million, in the three months ended March 31, 2018 compared to the same period in 2017 primarily due to (i) higher expenses related to A320neo pilot training costs, and (ii) a R$6.0 million gain related to the sale of aircraft in the three months ended March 31, 2017 compared to no aircraft sale gain in the same period in 2018. Other operating expenses per ASK increased 5.9% mainly due to the reasons above, partly offset by the 12.2% increase in ASKs.

Financial Result

Financial income.  Financial income increased 54.3%, or R$4.3 million, to R$12.4 million in the three months ended March 31, 2018 compared to R$8.1 million in the same period in 2017, mostly due to an increase in total cash consisting of cash, cash equivalent, short-term and long-term investments, and restricted investments partially offset by a decrease in the Brazilian risk-free rate from 12.1% in the three months ended March 31, 2017 to 6.6% in the three months ended March 31, 2018.

Financial expenses.  Financial expenses decreased 35.8%, or R$49.9 million, to R$89.4 million in the three months ended March 31, 2018 compared to the same period in 2017 mostly due to (i) a 8.8% lower outstanding debt balance of R$3,387.6 million as of March 31, 2018 compared with R$3,715.9 million as of March 31, 2017, yielding lower interest expenses, (ii) the reduction of the Brazilian risk-free rate from an average of 12.1% in the three months ended March 31, 2017 to 6.6% in the three months ended March 31, 2018, and (iii) the reduction in expenses related to interest on factoring credit card receivables from R$20.2 million in the three months ended March 31, 2017 to R$2.4 million in the same period in 2018.

Derivative financial instruments.  Gains in derivative financial instruments amounted to R$13.5 million in the three months ended March 31, 2018 compared to a loss of R$52.2 million in the same period in 2017.  This line reflects (i) U.S. dollar derivative instruments used to hedge our foreign exchange exposure resulting from U.S. dollar denominated financial expenses and (ii) heating oil derivative instruments used to hedge our fuel exposure.

Foreign currency exchange.  The net translation gain on our monetary assets and liabilities when remeasured into reais, amounted to a loss of R$215.0 thousand in the three months ended March 31, 2018 compared to a net gain of R$27.0 million in the same period in 2017, due to the 4.9% end of period depreciation of the Brazilian real against the U.S. dollar from March 31, 2017 to March 31, 2018 resulting in a higher value for our liabilities denominated in foreign currency, partially offset by a lower outstanding debt balance during the same period and an increase in assets denominated in foreign currency. This line item reflects the portion of our assets and liabilities denominated in foreign currency, primarily our aircraft financing facilities, TAP bond, and maintenance reserves, and has limited impact on our cash position.

Result from related party transactions, net.  In the three months ended March 31, 2018, we recorded a net gain of R$57.9 million from related party transactions compared to R$11.8 million in the same period in 2017 mostly due to a gain of R$60.7 million related to the fair value increase and interest accrual of our investment in TAP convertible bonds, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements—TAP” in our 2017 Annual Report and Note 8f to our interim financial statements.

Current income tax and social contribution.  We recorded an income tax and social contributions expense of R$1.3 million in the three months ended March 31, 2018 compared to a gain of R$8.5 million in the three months ended March 31, 2017 mostly due to the increase of net income before income tax and social contribution from R$60.5 million in the three months ended March 31, 2017 to R$270.1 million in the same period in 2018.

Deferred income tax and social contribution.  In the three months ended March 31, 2018, expenses related to deferred income tax and social contributions totaled R$58.2 million compared to R$13.7 million in the same period in 2017, mostly due to the higher deferred tax liabilities as a result of temporarily differences between accounting and tax carrying values in the quarter.

Liquidity and Capital Resources

General

Our short-term liquidity requirements relate to the payment of operating costs, including jet fuel, salaries and operating leases, payment obligations under our loans and financings (including finance leases, aircraft debt-financing and debentures) and the funding of working capital requirements.  Our medium- and long-term liquidity requirements include equity payments for aircraft that we choose to finance through finance leases and debt-financing, the working capital required to start up new routes and new destinations, and payment obligations under our borrowings and financings.

For our short-term liquidity needs, we rely primarily on cash provided by operations and cash reserves.  For our medium- and long-term liquidity needs, we rely primarily on cash provided by operations, cash reserves, working capital loans and bank credit lines including, but not limited to, bank loans, debentures and promissory notes.

In order to manage our liquidity, we review our cash and cash equivalents, short-term investments, and trade and other receivables on an ongoing basis.  Trade and other receivables include credit card sales and accounts receivables from travel agencies and cargo transportation.  Our accounts receivables are affected by the timing of our receipt of credit card revenues and travel agency invoicing.  One general characteristic of the retail sector in Brazil and the aviation sector in particular is the payment for goods or services in installments via a credit card.  Our customers may pay for their purchases in up to ten installments without interest or up to 12 installments with 3% interest per month.  This is similar to the payment options offered by other airlines in Brazil.  Once the transaction is approved by the credit card processor, we are no longer exposed to cardholder credit risk and the payment is guaranteed by the credit card issuing bank in case of default by the cardholder.  Since the risk of non-payment is low, banks are willing to advance these receivables, which are paid the same day they are requested.  As a result, we believe our ability to advance receivables at any time significantly increases our liquidity position.

As of March 31, 2018 our total cash position consisting of cash and cash equivalents, short term and long term investments, and restricted investments, was R$2,276.9 million, compared to R$2,643.2 million as of December 31, 2017.

The table below presents our cash flow from operating, investing and financing activities, as well as the amount of our cash and cash equivalents for the periods indicated:

	For the Three Months Ended March, 31
	2018	2017
	(in thousands of reais) (Unaudited)
Cash Flow
Net cash provided by (used in) operating activities	(121,145)	26,183
Net cash provided by investing activities	228,664	125,961
Net cash used in financing activities	(134,412)	(262,028)
Exchange gain and (losses) on cash and cash equivalents	3,514	(4,310)
Net decrease in cash and cash equivalents	(23,379)	(114,194)

Net Cash Provided By (Used In) Operating Activities

Net cash used in operating activities in the three months ended March 31, 2018, was R$121.1 million compared to net cash provided by operating activities of R$26.2 million in the same period in 2017.  This decrease in operating cash flows was mainly a result of (i) a R$253.9 million increase in cash used in accounts receivables in the three months ended March 31, 2018 compared to a cash provided by receivables of R$51.4 million in the same period in 2017, due to lower receivables advances in order to reduce interest expenses; (ii) a R$78.6 million in cash used in relation to air traffic liability in the three months ended March 31, 2018, compared to R$37.7 million in the same period in 2017, and (iii) an increase in cash used in security deposits and maintenance reserves of R$63.4 million in the three months ended March 31, 2018 compared to R$42.4 million in the same period in 2017. This decrease was partially offset by (i) net income excluding non-cash adjustments of R$333.4 million in the three months ended March 31, 2018, compared to R$261.7 million in the same period in 2017, and (ii) a R$96.6 reduction in cash used in the payment of interest reflecting an improvement in our debt position and a reduction in the Brazilian risk free rate in the three months ended March 31, 2018 compared to the same period in 2017.

Net Cash Provided by Investing Activities

Net cash provided by investing activities was R$228.7 million in the three months ended March 31, 2018, compared to R$126.0 million in the same period in 2017. This increase is mostly related to the proceeds from the disposal of short-term investments of R$988.6 million in the three months ended March 31, 2018 compared to R$286.5 million in the same period in 2017; partially offset by (i) increase in short-term investments of R$572.2 million in the three months ended March 31, 2018 compared to R$189.2 million in the same period in 2017 reflecting the improvement of our liquidity position; (ii) a decrease in proceeds from the sale of property and equipment from R$112.6 million in the three months ended March, 2017 to R$45.7 million in the same period in 2018; and (iii) higher amounts spent in connection with the acquisitions of property and equipment which totaled R$227.6 million in the three months ended March, 2018 compared to R$146.0 million in the same period in 2017.

Net Cash Used in Financing Activities

Net cash used in financing activities decreased R$127.6 million, from R$262.0 million in the three months ended March 31, 2017 to R$134.4 million in the same period in 2018.  This decrease was mainly due to a decrease in cash used for repayment of loans from R$ 401.2 million in the three months ended March 31, 2017 to R$101.0 million in the same period in 2018, partially offset by no proceeds from new loans in the three months ended March 31, 2018 compared to loan proceeds of R$183.6 million in the three months ended March 31, 2017.

Loans and Financings

The following table sets forth the financial charges and balances of our aircraft and non-aircraft debt as of the periods indicated:

			As of March 31,	As of December 31,
	Financial Charges		2018 (in thousands of Reais)	2017 (in thousands of Reais)
Aircraft financing(1)(2)
In local currency (R$)	Fixed of 3.50% to 6.50% p.a.	Monthly repayment	249,794	258,432
In foreign currency (US$)(2)	LIBOR plus “spread” of 2.05% to 5.50% p.a.	Monthly, quarterly and semi-annual repayment	1,156,543	1,232,626
Non-aircraft financing:
In foreign currency (US$)(1)	(i) LIBOR plus fixed of 2.39% to 5.86% p.a. and (ii) fixed of 5.90% p.a.	Bullet, monthly and quarterly repayment	1,404,322	1,377,078
In local currency (R$)	(i) Fixed of 5.0% fixed p.a. to 125% of CDI Rate and (ii) CDI Rate plus spread of 3.87% p.a.	Monthly, quarterly and semi-annual repayment and monthly repayment after grace period of 20 months	415,193	419,291
Debentures (R$)	CDI Rate plus 1.50% p.a.	Monthly, quarterly and semi-annual repayment	161,751	202,460
			3,387,603	3,489,887

(1)         Converted using the exchange rate of R$3.3080  per  US$1.00 as of December 31, 2017, and R$3.3238 per US$1.00 as of March 31, 2018

(2)         Aircraft financing includes financing agreements and finance leases with respect to our aircraft, flight simulators and related equipment.

As of March 31, 2018, we had pledged as security under our aircraft secured loans, property and equipment with a carrying value of R$1,406.3million.  As of March 31, 2018, we had pledged as security under our non-aircraft secured loans receivables, bonds and investments with a carrying value of R$590.5 million.

As of March 31, 2018, our aircraft financing consisted of finance leases and loans used to finance 26 aircraft with an aggregate outstanding balance of R$1,406.3 million, with the underlying aircraft serving as security.

The remaining 120 aircraft were held by us under operating leases that are not recorded as assets and debt on our balance sheet.  Of our contractual fleet of 146 aircraft under operating leases, 15 aircraft were subleased to TAP as of March 31, 2018.  Our non-aircraft secured loans, aircraft finance leases and aircraft debt financing contain customary covenants and restrictions, such as default in case of change of control and termination, or non-renewal of the agreement.

As of March 31, 2018, we were in compliance with all financial covenants in our financing instruments requiring us to maintain certain ratios. An eventual default under such agreements may result in their early termination and, as consequence, the cross-default of certain obligations which would cause a material adverse effect on us.

Commitments and Contractual Obligations

Our non-cancellable contractual obligations as of March 31, 2018 included the following:

	2018	2019-2018	2021-2022	2023
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(in thousands of R$) (Unaudited)
Operating Leases	1,310,290	2,551,491	2,168,434	2,615,295	8,645,510
Non-aircraft loans	151,846	195,611	148,386	1,323,672	1,819,515
Debentures	161,751	—	—	—	161,751
Aircraft finance leases and aircraft loans	267,969	506,771	388,258	243,339	1,406,337
Total	1,891,856	3,253,873	2,705,078	4,182,306	12,033,113
Interest	63,711	—		—	63,711
Total	1,955,567	3,253,873	2,705,078	4,182,306	12,096,824

Capital Expenditures

Our capital expenditures (acquisitions of property and equipment) for the three months ended March 31, 2018 totaled R$227.6 million.  Most of these expenditures are related to the acquisition aircraft equipment and the prepayment for spare parts.  Other capital expenditures include IT systems and facilities.

Off Balance Sheet Arrangements

All of our off balance sheet arrangements are related to operating leases.  Our total future minimum lease payments of non-cancellable operating lease obligations amounted to R$8,645.5 billion as of March 31, 2018.  As of March 31, 2018 we held 120 aircraft and 15 engines under operating leases.  Of the 120 aircraft under operating leases, 15 have been subleased to TAP, consisting of seven Embraer E-195s, two Embraer E-190s and six ATRs.  All aircraft deliveries in 2018 and 2019 have operating lease commitments.

Some of our monthly rental payments are based on floating rates and we are not required to make termination payments at the end of our leases. Under some of our lease agreements we are required to maintain maintenance reserve deposits and to return the aircraft and engine in the agreed condition at the end of the lease term.  Title to the aircraft remains with the lessor. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.

Quantitative and Qualitative Disclosures about Market Risk

General

Market risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market prices. Any such changes may adversely affect the value of our financial assets and liabilities or our future cash flow and income. We have entered into derivative contracts and other financial instruments for the purpose of hedging against variations in these factors.

We have also implemented policies and procedures to evaluate such risks and approve and monitor our derivative transactions. Our risk management policy was implemented on April 14, 2011 and was revised on March 10, 2017. It is our policy not to participate in any trading of derivatives for speculative purposes. We measure our financial derivative instruments at fair value which is determined using quoted market prices, standard option valuation models or values provided by the counterparty.

Outstanding financial derivative instruments expose us to credit loss in the event of nonperformance by the counterparties to the agreements. The counterparties to our derivative transactions are major financial institutions with strong credit ratings and we do not expect the counterparties to fail to meet their obligations. We do not have significant exposure to any single counterparty in relation to derivative transactions, and we believe the credit exposure related to our counterparties is negligible.

Market risk includes three types of risk: interest rate, currency exchange and commodity price risk. The sensitivity analyses provided below do not consider the effects that such adverse changes may have on overall economic activity, nor does it consider additional actions we may take to mitigate our exposure to such changes.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market interest rates. Our exposure to the risk of changes in market interest rates refers primarily to long-term obligations (including operating and finance leases and other financing) subject to variable interest rates. To manage this risk, we engage in interest rate swaps, whereby we agree to exchange, at specified intervals, the difference between the values of fixed and variable interest rates calculated based on the notional principal amount agreed between the parties. As of March 31, 2018, we had interest rate swap contracts designated as hedges and fair value hedges.

We utilize swap contracts designated as hedges to protect fluctuations of part of the payments of operating and capital leases and loans and financing in foreign currency. The swap contracts are used to hedge the risk of variation in interest rates tied to contractual commitments executed. The essential terms of the swap contracts were agreed to be coupled with the terms of the hedged loans and financing and lease commitments. As of March 31, 2018 our hedges included interest rate swap contracts with a notional value of R$67.3 million that we receive a variable interest rate tied to LIBOR and pay fixed interest rates. The loss in the fair value of interest rate swap of R$12.0 million was recognized in financial expenses. As of March 31, 2018, our fair value hedges included interest rate swap contracts with a notional value of R$101.7 million, which provide that we receive a fixed interest rate and pay a variable rate corresponding to a percentage of CDI Rate on the notional value. The gain in the fair value of interest rate swap of R$6.0 million was recognized in financial income and offset against a similar negative adjustment on the debt hedged. There was no significant ineffectiveness recognized for the three months ended March 31, 2018.

Currency exchange rate risk

As of March 31, 2018, we held a U.S. dollar balance of cash and cash equivalents and short-term investments of R$149.8 million. We have derivative financial instruments that were not designated as hedges that included forward foreign currency contracts and foreign currency options. As of March 31, 2018, we had R$1,892.0 million of fixed notional value in foreign currency options. The fair value of these forward foreign currency contracts was a gain of R$246.0 million as of March 31, 2018.

Commodity Price Risk

The volatility of aviation fuel prices is one of the most significant financial risks for airlines. For the three months ended March 31, 2018 and for years ended December 31, 2017, 2016 and 2015 aviation fuel accounted for 29.8%, 26.7%, 24.7%, and 29.8% respectively, of our operating expenses. International oil prices, which are denominated in U.S. dollars, are volatile and cannot be predicted with any degree of certainty as they are subject to many global and geopolitical factors. For example, oil prices experienced substantial variances beginning in 2009 and through June 2018. Airlines often use WTI crude or heating oil future contracts to protect their exposure to jet fuel prices. We attempt to mitigate fuel price volatility primarily through derivative financial instruments or a fixed price agreement with BR Distribuidora. As of March 31, 2018, we had hedged 9.6% of our forecasted fuel consumption for the next twelve months.

Credit risk

Credit risk is inherent in our operating and financial activities and such risk is mainly represented in our trade receivables and cash and cash equivalents, including bank deposits. The credit risk associated with our trade receivables include values payable by the major credit card companies, which have a credit risk that is equal or better to our credit risk, and those from travel agencies, sales in installments and government, and individuals and other entities. We assess the corresponding risk of financial instruments and diversify our exposure. We also mitigate such risk by holding financial instruments with counterparties that have strong credit ratings, or that are hired in futures and commodities stock exchange.

Liquidity risk

Liquidity risk is the risk of not having sufficient net funds to meet our financial commitments as a result of a mismatch in term or volume between expected income and expenses. In order to manage the liquidity of our cash in local and foreign currency, assumptions of future receipts and disbursements are set which are monitored daily by our treasury department. We apply our funds in net assets (certificates of deposit and agribusiness credit bills).

Sensitivity analysis

Our sensitivity analysis measures the impact of interest rate risk, exchange variations, and commodity price risk on the statement of operations considering two different scenarios: (i) the adverse scenario, which assumes that the relevant interest rate, exchange rate or commodity price will worsen by 25% and (ii) the remote scenario, which assumes that relevant interest rate, exchange rate or commodity price will worsen by 50%.

			For the Three Months Ended March 31,		For the Year Ended December 31,
			2018		2017
Risk Factor	Financial Instrument	Risk	Adverse Scenario	Remote Scenario	Adverse Scenario	Remote Scenario
			(in thousands of R$)
Financing	Interest rate	CDI, LIBOR or TJLP rate increase	(51,565)	(103,131)	(55,098)	(110,197)
Assets	Exchange rate	Euro rate decrease	(226,599)	(453,197)	(208,990)	(417,980)
Liabilities and aircraft leases	Exchange rate	U.S. dollar rate increase	(203,029)	(406,057)	(18,355)	(36,709)
Aircraft fuel	Cost per liter	WTI or Gulf Coast jet fuel	(21,452)	(48,067)	(491)	(5,451)

Recent Developments

Our results of operations are dependent on a variety of factors, including among others  the Brazilian and international economic environment, aviation fuel costs, exchange rate fluctuation and seasonality.  These and other factors can be expected to adversely affect the level of our profit and result in a decrease from comparable prior 2017 periods.  At this time, our results for the six months ending June 30, 2018 are not yet available and we believe that results will reflect the adverse effects of current macroeconomic conditions in Brazil, the impact of foreign exchange fluctuation, rising international oil and fuel prices, the non-cash book loss resulting from the sale of aircraft and the recent truckers strike as a result we may report a decrease  in our operating result for the six months ended June 30, 2018 compared to the same period in 2017.

FORWARD-LOOKING STATEMENTS

This report includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2018

Azul S.A.

	By:	/s/ Alexandre Wagner Malfitani
Name: Alexandre Wagner Malfitani
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements of Azul S.A. as of March 31, 2018 and December 31, 2017 and for the three-month periods ended March 31, 2018 and 2017.